UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CAVA GROUP INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

148929102
(CUSIP Number)

12/31/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148929102

(1)	Names of reporting persons: Cava Act III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 5,957,634 (1)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 5,957,634 (1)

(9)	Aggregate amount beneficially owned by each reporting person: 5,957,634 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.2%
(12)	Type of reporting person (see instructions): CO

(1)	Based on 113,611,499 shares of common stock outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 1, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 148929102

(1)	Names of reporting persons: Cava Act III Trust, LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 5,687,265 (1)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 5,687,265 (1)

(9)	Aggregate amount beneficially owned by each reporting person: 5,687,265 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0%
(12)	Type of reporting person (see instructions): CO

(1)	Based on 113,611,499 shares of common stock outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 1, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 148929102

(1)	Names of reporting persons: Act III Holdings Inc.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 11,644,899 (1)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 11,644,899 (1)

(9)	Aggregate amount beneficially owned by each reporting person: 11,644,899 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions): CO

(1)	Based on 113,611,499 shares of common stock outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 1, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 148929102

(1)	Names of reporting persons: Ronald M. Shaich
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 11,649,899 (1)
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 11,649,899 (1)
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 11,649,899 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 10.3%
(12)	Type of reporting person (see instructions): IN

(1)	Based on 113,611,499 shares of common stock outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 1, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

SCHEDULE 13G

Item 1(a)	Name of issuer:

CAVA GROUP INC

Item 1(b)	Address of issuer’s principal executive offices:

14 Ridge Square NW, SUITE 500, Washington, DC 20016

2(a) Name of persons filing:

Act III Holdings, LLC, Cava Act III, LLC, Cava Act III Trust, LLC and Ronald M. Shaich

2(b) Address or principal business office or, if none, residence:

c/o 23 Prescott Street, Brookline, Massachusetts 02446

2(c) Citizenship:

United States

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.: 148929102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___________

SCHEDULE 13G

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s)

(ii)	Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s)

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/14/2024

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich

CAVA ACT III TRUST, LLC

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chief Executive Officer

CAVA ACT III, LLC

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chief Executive Officer

ACT III HOLDINGS, LLC

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chief Executive Officer